

Mail Stop 7010

July 30, 2008

Mr. Brian D. Niebur
Chief Financial Officer
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, Minnesota 55402

      RE: Form 10-KSB for the fiscal year ended December 31, 2007
               Form 10-QSB for the period ended March 31, 2008
               File No. 0-2000

Dear Mr. Niebur:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Results of Operations, page 13

2. Your revenues increased by 14.6% during the year ended December 31, 2007 and
    91.4% during the three months ended March 31, 2008. You state that the increases
    are primarily as a result of obtaining new contracts and hiring additional project
    managers. Please expand your explanation of these increases to provide additional
    insight about the significant components of revenues during each period and any
    known trends or uncertainties related to each component. For example, you should
    discuss the specific types of contracts that led to the increases in revenues and
    whether you would expect similar increases to continue in future periods. You should
    also discuss the impact of the specific types of contracts on gross margin. It would
    appear that installation contracts would be a nonrecurring source of revenue whereas
    maintenance type contracts would result in a recurring source of revenue. If so, you
    should discuss this as well. Refer to Item 303(a)(3) of Regulation S-K. In addition,
    when there is more than one factor for a change between periods in any financial
    statement line item, please quantify the extent to which each factor contributed to the
    overall change between periods.

Financial Statements

Consolidated Statements of Operations, page 23

3. You included the gain on disposal of property, plant and equipment in your
    determination of operating income (loss) but excluded the gain on sale of building,
    land and building improvements from your determination of operating income (loss).
    Please advise how you determined it was appropriate to exclude the gain on sale of
    building, land and building improvements from your determination of operating
    income (loss) in accordance with paragraph 45 of SFAS 144. In a similar manner,
    please advise how you determined it was appropriate to exclude legal settlements
    from your determination of operating income (loss).

Consolidated Statements of Shareholders' Equity, page 24

4. Your present a reclassification adjustment of $47,641 for losses recognized in net
    income to arrive at your accumulated other comprehensive income (loss) as of
    December 31, 2006 on your statement of shareholders' equity. Please advise why
    this reclassification adjustment would not also need to be reflected in your
    determination of comprehensive income (loss) for the year ended December 31, 2006
    as reported on your statement of operations and comprehensive income. Refer to
    paragraph 18 of SFAS 130. In a similar manner, please address your accounting for
    reclassification adjustments in your determination of comprehensive income (loss) for
    the three months ended March 31, 2008. Please also provide us with a rollforward of

your accumulated other comprehensive income (loss) account from December 31, 2007 to March 31, 2008 to clearly show each component and corresponding amount that impacted accumulated other comprehensive income (loss) during this period.

Notes to the Financial Statements

Note 5 – Investments in Unconsolidated Affiliates, page 31

5. You own 384,084 shares of the common stock of Catalytic Solutions, Inc., which is traded on the AIM market in London, England. You determined that the AIM market is not of the breadth and scope of the United States markets and therefore as a result, a fair market value for the investment is not readily determinable as required by SFAS 115. Please disclose and tell us the specific factors that led to your determination that the AIM market is not comparable to the U.S. markets referred to in paragraph 3(a) of SFAS 115. Please also tell us when you acquired this investment.

Note 14 – Commitments and Contingencies

Leases, page 37

6. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

Litigation, page 37

7. Please disclose the amount of any additional estimated loss or range of loss that is reasonably possible. Refer to paragraph 10 of SFAS 5. Please also disclose whether you believe you have adequate insurance coverage to satisfy these additional amounts.

8. You state that you have engaged legal counsel to review all of your known insurance policies and to provide you with the amount of coverage which such counsel believes to be probable under those policies for current and future asbestos-related injury claims against you. Such legal counsel has provided you with its opinion of the

minimum probable insurance coverage available to satisfy asbestos-related injury claims, which significantly exceeds your estimated $43 million future liability for such claims as of December 31, 2006. Please confirm to us that you also determined the minimum probable insurance coverage available was sufficient to cover your future liability for such claims as of December 31, 2007. Please also identify each of these experts you referred to in your filing, or revise your disclosure to eliminate the reference to them.

9. Please further expand your disclosures related to the lawsuit filed by ACE Property & Casualty Company, Central National Insurance Company of Omaha, and Industrial Underwriters Insurance Company to address the potential impact this lawsuit could have on the amount of insurance coverage available to you as well your consideration of this lawsuit in determining whether you have sufficient insurance available to cover claims. Please also disclose if any amounts are accrued related to this matter as well as the amount of any additional estimated loss or range of loss that is reasonably possible. Refer to paragraphs 9 and 10 of SFAS 5.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2008

General

10. Please address the above comments in your interim filings as well.

11. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies.

We note that your quarterly report for the first quarter of fiscal year 2008 was on Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your recently filed quarterly reports do not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q. If at any point you determine that the Form 10-QSB filed for the quarter ended March 31, 2008 needs to be amended for another reason, you should file the amendment on a Form 10-Q.

Information about recent changes to rules affecting smaller company disclosure and filing requirements is available on the SEC website at: http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Notes to the Financial Statements

Note 3, page 26

12. You recognized an other-than-temporary impairment charge in the amount of $173,153 during the three months ended March 31, 2008. Please identify which investment this charge relates to in a similar manner to your disclosures on page 14 of your Form 10-KSB for the year ended December 31, 2007. Please also expand your disclosures to discuss the specific factors that led you to determine that there was an other-than-temporary impairment in each investment during the specific period as well as how you determined the amount of impairment charge to record.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Brian D. Niebur
July 30, 2008
Page 6 of 6

       If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief